Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5

Fourth Quarter and Full Year 2009 Earnings Release	www.novachemicals.com 403.750.3600 tel 403.269.7410 fax
For immediate release, Monday, March 15, 2010, Calgary, Alberta, Canada

Fourth Quarter and Full Year 2009 Results

In the fourth quarter of 2009, NOVA Chemicals generated net income of $17 million compared to a net loss of $212 million for the fourth quarter of 2008. In the fourth quarter of 2009, operating income from the businesses was $102 million compared to a loss of $387 million in the fourth quarter of 2008.  In the fourth quarter of 2009, demand improved relative to the fourth quarter of 2008; pricing stabilized and began to rise and operating costs were lower due to decreased utility costs.  Corporate costs in the fourth quarter of 2008 were positive due to foreign exchange gains related to the change in functional currency.

2009 was characterized by sequential quarter-over-quarter improvement starting from operating losses in the beginning of the year and building to operating gains later in the year.  In 2008, the businesses recorded operating income in each of the first three quarters followed by the economic downturn that resulted in a large operating loss in the fourth quarter.  Corporate costs in 2009 were higher than in 2008 primarily due to costs associated with the IPIC acquisition, restructuring and foreign exchange losses.

Refinancing

During the fourth quarter of 2009, NOVA Chemicals refinanced a substantial portion of its outstanding debt scheduled to mature in 2010. On October 16, 2009, NOVA Chemicals issued $350 million of 8.375% senior notes due 2016 and $350 million of 8.625% senior notes due 2019. On November 17, 2009, NOVA Chemicals entered into a new $350 million senior secured revolving credit facility to replace its prior secured facility. In addition, NOVA Chemicals amended two of its senior unsecured bilateral credit facilities to extend their maturity dates.  Liquidity at the end of the fourth quarter of 2009 increased to $831 million from $308 million at the end of the third quarter of 2009.

In February 2010, NOVA Chemicals entered into two new accounts receivable securitization programs to replace prior programs. The new programs each allow for a maximum funding of $100 million.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statements and its 2009 Form 20-F filing.

	Three Months Ended Dec. 31		Jul. 6 to Dec. 31	Jan. 1 to Jul. 5
	2009	2008	2009	2009	2008
(millions of U.S. dollars)	Successor	Predecessor	Successor	Predecessor

Revenue	$1,124	$1,153	$2,179	$1,871	$7,366

Operating Income from the Businesses	102	(387)	219	22	199
Corporate Costs	(29)	72	(130)	(236)	(143)
Operating (loss) income	$73	$(315)	$89	$(214)	$56

Net (loss) income	$17	$(212)	$(2)	$(239)	$(40)

NOVA Chemicals’ full 2009 Form 20-F filing can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.  The 2009 full year MD&A and consolidated financial statements and notes can also be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Media inquiries, please contact: Wendy Lomicka – Director, Corporate Communications Tel: 412.490.4292 E-mail: lomickaw@novachem.com	Investor Relations inquiries, please contact: Pace Markowitz – Manager, Investor Relations Tel: 412.490.4952 E-mail: markowp@novachem.com

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

NOVA Chemicals will host a conference call today, Monday, March 15, 2010 for debt investors/analysts at 11:30 a.m. EDT (9:30 a.m. MDT; 8:30 a.m. PDT).  The dial-in number for this call is (416) 406-6419 (Passcode 4044649).  The replay number is (416) 695-5800 (Passcode 6771037).  The live call is also available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm